Exhibit 99.2

NICE LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

IN U.S. DOLLARS

NICE LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	September 30, 2016	December 31, 2015
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$666,125	$325,931
Short-term investments	22,253	99,195
Trade receivables (net of allowance for doubtful accounts of $7,815 and $5,315 at September 30, 2016 and December 31, 2015, respectively)	149,200	177,323
Prepaid expenses and other current assets	62,100	43,561
Current assets of discontinued operations	2,672	9,142

Total current assets	902,350	655,152

LONG-TERM ASSETS:
Long-term investments	110,280	403,249
Other long-term assets	17,440	17,175
Property and equipment, net	53,283	40,593
Deferred tax assets	19,194	14,130
Other intangible assets, net	102,034	68,202
Goodwill	730,736	651,112

Total long-term assets	1,032,967	1,194,461

Total assets	$1,935,317	$1,849,613

The accompanying notes are an integral part of the interim consolidated financial statements.

NICE LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	September 30, 2016	December 31, 2015
	Unaudited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$18,928	$11,719
Deferred revenues and advances from customers	176,858	151,345
Accrued expenses and other liabilities	222,773	223,255
Current liabilities of discontinued operations	3,242	12,744

Total current liabilities	421,801	399,063

LONG-TERM LIABILITIES:
Accrued severance pay	17,700	17,952
Deferred tax liabilities	12,913	15,040
Long-term liabilities of discontinued operations	2,409	2,409

Total long-term liabilities	33,022	35,401

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital-
Ordinary shares of NIS 1 par value:
Authorized: 125,000,000 shares at September 30, 2016 and December 31, 2015; Issued: 72,164,907 (unaudited) and 71,158,401 shares at September 30, 2016 and December 31, 2015, respectively; Outstanding: 59,948,823 (unaudited) and 59,526,506 shares at September 30, 2016 and December 31, 2015, respectively	18,239	17,977
Additional paid-in capital	1,284,687	1,234,206
Treasury shares at cost – 12,217,972 and 11,633,783 Ordinary shares at September 30, 2016 and December 31, 2015, respectively	(480,747)	(445,021)
Accumulated other comprehensive loss	(36,092)	(24,205)
Retained earnings	694,407	632,192

Total shareholders’ equity	1,480,494	1,415,149

Total liabilities and shareholders’ equity	$1,935,317	$1,849,613

The accompanying notes are an integral part of the interim consolidated financial statements.

NICE LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Nine months ended September 30,
	2016	2015
	Unaudited
Revenues:
Products	$195,277	$207,821
Services	496,405	445,488

Total revenues	691,682	653,309

Cost of revenues:
Products	39,786	47,238
Services	195,185	174,303

Total cost of revenues	234,971	221,541

Gross profit	456,711	431,768

Operating expenses:
Research and development, net	100,646	92,919
Selling and marketing	176,366	162,218
General and administrative	72,227	64,287
Amortization of acquired intangibles	10,412	9,968

Total operating expenses	359,651	329,392

Operating income	97,060	102,376
Financial income and other, net	11,665	4,116

Income before taxes on income	108,725	106,492
Taxes on income	15,647	22,798

Net income from continuing operations	93,078	83,694

Discontinued operations:
Gain on disposal and income (loss) from operations of discontinued operations	(2,259)	154,080
Taxes on income	—	36,336

Net income (loss) from discontinued operations	(2,259)	117,744

Net income	$90,819	$201,438

Basic earnings per share from continuing operations	$1.56	$1.40

Basic earnings (loss) per share from discontinued operations	$(0.04)	$1.98

Basic earnings per share	$1.52	$3.38

Diluted earnings per share from continuing operations	$1.53	$1.36

Diluted earnings (loss) per share from discontinued operations	$(0.04)	$1.92

Diluted earnings per share	$1.49	$3.28

Weighted average number of shares used in computing:
Basic earnings per share	59,563	59,519

Diluted earnings per share	60,930	61,344

The accompanying notes are an integral part of the interim consolidated financial statements.

NICE LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands (except per share data)

	Nine months ended September 30,
	2016	2015
	Unaudited
Net income	90,819	201,428

Other comprehensive income (loss), net of tax:
Change in foreign currency translation adjustment	(16,736)	(9,525)

Available-for-sale investments:
Change in net unrealized gains	6,558	275
Less – reclassification adjustment for net gains realized and included in net income	(3,366)	(257)

Net change	3,192	18

Cash flow hedges:
Change in unrealized gains (losses)	2,011	(895)
Less – reclassification adjustment for net gains realized and included in net income	(130)	3,826

Net change	1,881	2,932

Total other comprehensive income (loss)	(11,663)	(6,575)

Comprehensive income	79,156	194,853

The accompanying notes are an integral part of the interim consolidated financial statements.

NICE LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	Share capital	Additional paid-in capital	Treasury shares	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity

Balance as of January 1, 2016	$17,977	$1,234,206	$(445,021)	$(24,205)	$632,192	$1,415,149

Exercise of share options	262	20,945	—	—	—	21,207
Vesting of restricted shares issued to Nexidia’s employees as part of the acquisition	—	650	—	—	—	650
Stock-based compensation	—	25,714	—	—	—	25,714
Excess tax benefit from share-based payment arrangements	—	3,172	—	—	—	3,172
Treasury shares purchased	—	—	(35,726)	—	—	(35,726)
Other comprehensive loss	—	—	—	(11,887)	—	(11,887)
Dividends paid ($ 0.48 per share)	—	—	—	—	(28,604)	(28,604)
Net income	—	—	—	—	90,819	90,819

Balance as of September 30, 2016 (unaudited)	$18,239	$1,284,687	$(480,747)	$(36,092)	$694,407	$1,480,494

The accompanying notes are an integral part of the interim consolidated financial statements.

NICE LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,
	2016	2015
	Unaudited

Cash flows from operating activities:

Net income	$90,819	$201,438

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	50,332	44,670
Stock-based compensation	25,714	20,677
Excess tax benefit from share-based payment arrangements	(3,172)	(4,042)
Amortization of premium and discount and accrued interest on marketable securities	2,355	1,943
Deferred taxes, net	(17,512)	(4,028)
Changes in operating assets and liabilities:
Trade receivables, net	40,678	(15,017)
Prepaid expenses and other current assets	3,428	(3,887)
Trade payables	4,917	11,644
Accrued expenses and other liabilities	(29,548)	49,926
Deferred revenues	16,196	53,175
Gain on sale and loss on disposal of discontinued operations	1,990	(148,428)
Realized gain on marketable securities	(3,366)	257
Other	(182)	2,838

Net cash provided by operating activities	182,649	211,166

Cash flows from investing activities:

Purchase of property and equipment	(18,165)	(10,966)
Purchase of Investments	(47,221)	(227,844)
Proceeds from Investments	420,965	63,154
Capitalization of software development costs	(4,706)	(703)
Proceeds (repayment) from sale of discontinued operations	(1,990)	167,501
Payments for business acquisitions, net of cash acquired and investments in affiliates	(151,328)	(1,500)

Net cash provided by (used in) investing activities	$197,555	$(10,358)

The accompanying notes are an integral part of the interim consolidated financial statements.

NICE LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,
	2016	2015
	Unaudited
Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of options and ESPP	21,261	23,011
Purchase of treasury shares	(35,017)	(48,384)
Dividends paid	(28,604)	(28,680)
Capital lease payments	(695)	—
Excess tax benefit from share-based payment arrangements	3,172	4,042
Earn out payments related to acquisitions	—	(286)

Net cash used in financing activities	(39,883)	(50,297)

Effect of exchange rate changes on cash	(127)	(4,764)

Net change in cash and cash equivalents	340,194	145,747
Cash and cash equivalents at the beginning of the period	325,931	187,497

Cash and cash equivalents at the end of the period	$666,125	$333,244

The accompanying notes are an integral part of the interim consolidated financial statements.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1: – GENERAL

a.	General:

NICE is a leading global enterprise software provider that enables organizations to improve customer experience, drive business performance, ensure compliance and fight financial crime. The Company helps companies understand their customers and predict their needs, optimize their workforce to drive greater efficiency, and identify suspicious behavior to prevent financial crime. The Company does this by capturing customer interactions and transactions across multiple channels and sources. The Company then applies best-in-class analytics to this data to provide real-time insight and uncover intent. The Company solutions allow organizations to operationalize this insight and embed it within their workflows and daily business processes.

The Company operates in two areas: Customer Interactions Solutions and Financial Crime and Compliance Solutions.

b.	Discontinued operations:

During 2015, the Company divested its Physical Security as well as its Cyber and Intelligence operations, which were a major part of the Security Solutions segment, to allow it to focus on its core markets as part of the execution of its long-term strategy.

On July 1, 2015 the Company completed the sale of the Cyber and Intelligence operation to Elbit Systems for a total consideration of $151,583, comprised of $111,583 in cash and $40,000 earn out based on future business performance.

The Cyber and Intelligence operation offers solutions which provide law enforcement agencies, intelligence organizations and signal intelligence agencies with tools for generating intelligence from communications. The sale resulted in a capital gain of $101,847, which was presented as part of the net income on discontinued operations in the consolidated statements of income for the year ended December 31, 2015.

On September 18, 2015, the Company completed the sale of the Physical Security operation to Battery Ventures for a total consideration of $92,475, comprised of $74,551 in cash, note receivable of $2,924 and up to $15,000 earn out based on future business performance.

The Physical Security operation provides video surveillance technologies and capabilities to security-aware organizations.

The sale resulted in a gain of $45,487, which was presented as part of the net income on discontinued operations in the consolidated statements of income for the year ended December 31, 2015. The carrying amount used in determining the gain on disposal of the operations included goodwill in the amount of $35,554. The amount of goodwill that was included in that carrying amount was based on the relative fair values of the disposed operations and the portion of the operation that was retained within the segment.

Following the sale, Physical Security’s and Intelligence’s results of operations and statement of financial position balances are disclosed as discontinued operations, including the resulting gain from their disposal. All prior periods’ comparable results of operation, assets and liabilities have been retroactively included in discontinued operations as separate line items in the statements of income and balance sheets.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1: – GENERAL (Cont.)

c.	Acquisitions:

1.	Acquisition of Nexidia:

On March 22, 2016, the Company completed the acquisition of Nexidia Inc. (“Nexidia”), a leading provider of advanced customer analytics. The Company acquired Nexidia for total consideration of approximately $135.1 million in cash.

The acquisition of Nexidia will allow the Company to offer a combined offering, featuring analytics capabilities with accuracy, scalability and performance, enabling organizations to expand their analytics usage in critical business use cases. The value of goodwill is attributed to synergies between NICE portfolio and Nexidia’s products and services and the strength of the Company’s position in the market. The entire goodwill was assigned to the Customer Interactions Solutions reporting unit.

The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of Nexidia. The results of Nexidia operations have been included in the consolidated financial statements since March 22, 2016.

The following table summarizes the fair values of the assets acquired and liabilities assumed:

Cash	$8,540
Trade receivables	8,300
Other receivables and prepaid expenses	4,892
Property and equipment	2,774
Deferred tax asset	22,964
Trademarks	7,500
Technology	17,400
Customer backlog	10,900
Customer relationships	27,600
Goodwill	75,879

Total assets acquired	186,749

Trade payables	(1,556)
Accrued expenses and other liabilities	(13,032)
Deferred revenue	(9,341)
Long-term deferred tax liabilities	(27,670)

Total liabilities assumed	(51,599)

Net assets acquired	$135,150

In performing the purchase price allocation, management considered, among other factors, analyses of historical financial performance, highest and best use of the acquired assets and estimates of future performance of Nexidia’s business. The fair value of intangible assets was based on market participant approach using an income approach.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 1: – GENERAL (Cont.)

Intangible assets that are subject to amortization are amortized over their estimated useful lives using the straight-line method. The following table sets forth the components of intangible assets associated with the acquisition and their annual rates of amortization:

	Fair value	%
Trademarks	$7,500	8.33%
Technology	17,400	20%
Customer backlog	10,900	100%
Customer relationships	27,600	20%

Total intangible assets	$63,400

2.	Acquisition of VPI:

On March 11, 2016, the Company completed the acquisition of Voiceprint International, Inc. (“VPI”), a provider of workforce optimization software and services for enterprises, contact centers, first responders and trading floors. The Company acquired VPI for total consideration of approximately $25.5 million in cash. The acquisition was accounted for by the acquisition method and accordingly, the purchase price has been allocated according to the estimated fair value of the assets acquired and liabilities assumed of VPI. The Company recorded customer relationships and goodwill in amounts of $8,500 and $16,720, respectively. The results of VPI operations have been included in the consolidated FS since March 11, 2016.

3.	Acquisition of inContact:

On May 17, 2016, the Company have entered a definitive agreement to acquire inContact, Inc. (“inContact”), a leading provider of cloud contact center software and agent optimization tools, for total consideration of approximately $1 billion, which included assumed indebtedness. The acquisition will enable the Company to offer a fully integrated and complete cloud contact center where companies can interact with customers. The acquisition enables the two market leaders to join forces and provide the industry’s first fully integrated and complete cloud contact center solution suite. The closing of the acquisition occurred on November 14, 2016.

In connection with financing this acquisition, Nice Systems Inc., a fully owned subsidiary of the Company, has entered into a Credit Agreement with certain lenders, according to which the following credit facilities have been issued: 1) a term loan of $475 million and, 2) a revolving credit loan of $75 million.

The term loan bears annual interest rate of Libor plus margin, which will be determined in accordance with the leverage ratio of the Company, as further defined in the Credit Agreement. The principal will be amortized over a period of 5 years and will be paid on a quarterly basis starting the first quarter of 2017.

The revolving credit loan has materially the same terms, except for unused credit loan, on which a commitment fee will be paid starting the fourth quarter of 2016, as further defined in the Credit Agreement. As of reporting date, no revolving credit has been used.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company’s consolidated financial statements.

The balance sheet at December 31, 2015 has been derived from the audited consolidated financial statements of the Company at that date but does not include all of information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2015, included in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 23, 2016. Results for the nine months ended September 30, 2016 are not necessarily indicative of results that may be expected for the year ending December 31, 2016.

b.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	Impact of recently issued accounting standard not yet adopted:

In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”), which simplified certain aspects of the accounting for share-based payment transactions, including income taxes, classification of awards and classification in the statement of cash flows. ASU 2016-09 will be effective for the Company beginning in its first quarter of 2017. The Company is currently evaluating the impact of adopting ASU 2016-09 on its consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases” (“ASU 2016-02”). The updated standard aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This update is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods; early adoption is permitted and modified retrospective application is required. The Company is currently evaluating the impact of adopting ASU 2016-02 on its consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which updates certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 will be effective for the Company beginning in its first quarter of 2019. The Company is currently evaluating the impact of adopting ASU 2016-01 on its consolidated financial statements.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 2: – SIGNIFICANT ACCOUNTING POLICIES (Cont.)

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-09 (ASU 2014-09) “Revenue from Contracts with Customers.” ASU 2014-09 supersedes the revenue recognition requirements in “Revenue Recognition (Topic 605)”, and requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. As currently issued and amended, ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period, though early adoption is permitted for annual reporting periods beginning after December 15, 2016.

In March 2016, the FASB issued “Revenue from Contracts with Customers – Principal versus Agent Considerations (Reporting revenue gross versus net)” (ASU 2016-08), which clarifies gross versus net revenue reporting when another party is involved in the transaction. In April 2016, the FASB issued “Identifying Performance Obligations and Licensing” (ASU 2016-10) which amends the revenue guidance on identifying performance obligations and accounting for licenses of intellectual property. There are two transition methods available under the new standard, either cumulative effect or retrospective. The guidance in ASU 2016-08 and 2016-10 is effective upon the adoption of ASU 2014-09.

The Company is currently in the process of evaluating the impact of the adoption of these updates on its consolidated financial statements, implementing accounting system changes related to the adoption and considering additional disclosure requirements. The Company will adopt this standard effective January 1, 2018.

NOTE 3: – FAIR VALUE MEASUREMENTS

The Company applies ASC 820, “Fair Value Measurements and Disclosures” (“ASC 820”). Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The hierarchy is broken down into three levels based on the inputs as follows:

•	Level 1 – Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 3: – FAIR VALUE MEASUREMENTS (Cont.)

•	Level 2 – Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

•	Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment and the investments are categorized as Level 3.

The Company’s marketable securities and foreign currency derivative contracts are classified within Level 2.

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, trade receivables and trade payables, approximate their fair value due to short-term maturities of such instruments.

NOTE 4: – DERIVATIVE INSTRUMENTS

The Company’s risk management strategy includes the use of derivative financial instruments to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates.

ASC 815, “Derivatives and Hedging” (“ASC 815”), requires the Company to recognize all of its derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of accumulated other comprehensive income (loss) and reclassified into earnings in the line item associated with the hedged transaction in the period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item representing the ineffective portion of the derivative, if any, is recognized in financial income (expense) in the period of change.

The Company entered into option contracts to hedge a portion of anticipated New Israeli Shekel (“NIS”) payroll and benefit payments as well as facilities related payments. These derivative instruments are designated as cash flow hedges, as defined by ASC 815 and accordingly are measured in fair value. These transactions are effective and, as a result, gain or loss on the derivative instruments are reported as a component of accumulated other comprehensive income (loss) and reclassified as payroll expenses or finance expenses, respectively, at the time that the hedged income/expense is recorded.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 4: – DERIVATIVE INSTRUMENTS (Cont.)

Net income from hedging transactions recognized in financial expenses, net during the first nine months of 2016 and 2015 was $(130) and $3,826, respectively. As of September 30, 2016 and December 31, 2015, the notional principal amount of the hedging contracts to sell U.S. dollars held by the Company was $ 84,572 and $115,018, respectively.

As of September 30, 2016, the fair value of the Company’s outstanding Hedging Contracts that were designated as hedging instruments was recorded as asset of $1,321, included in the balance sheet within “Prepaid expenses and other current assets”.

As of December 31, 2015, the fair value of the Company’s outstanding Hedging Contracts that were designated as hedging instruments was recorded as liability of $565, included in the balance sheet within “Accrued expenses and other liabilities”.

NOTE 5: – LEGAL PROCEEDINGS

a.	Dispute under Sale Agreement

Following the divestiture of one of the Company business units, the buyer of such business unit made certain demands and allegations, claiming indemnification pursuant to the sale agreement between the Company and such buyer. The parties corresponded regarding these claims, and the Company has denied all demands and allegations made by the buyer. The parties have engaged in discussions which resulted in a settlement agreement which was entered into on December 25, 2016.

b.	The Company is involved in various other legal proceedings arising in the normal course of its business. Based upon the advice of counsel, the Company does not believe that the ultimate resolution of these matters will have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 6: – SHAREHOLDERS’ EQUITY

a.	Stock-based compensation:

The fair value of the options granted during the nine months period ended September 30, 2016 was estimated by using a Black-Scholes option-pricing model which requires the following assumptions: risk-free interest rates of 0.93% – 2.04% which is based on the yield from U.S. treasury zero-coupon bonds with an equivalent term to the options’ expected term, expected volatility of 22.13% – 26.94% which is calculated based upon actual historical stock price movements over the most recent periods ending on the grant date and an expected term of 3.5 years which is generated by running Monte Carlo model pursuant to which historical post-vesting forfeitures and suboptimal exercise factor are estimated by using historical option exercise information of the options.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6: – SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s stock options activity and related information for the nine months ended September 30, 2016, is as follows:

	Number of options	Weighted- average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value
Outstanding at January 1, 2016	2,751,584	24.59	4.19	90,058
Granted	464,275	9.69
Exercised	(808,125)	26.18
Forfeited	(219,654)	18.00
Cancelled	(36,558)	23.55

Outstanding at September 30, 2016 (unaudited)	2,151,522	21.27	4.20	98,254

Exercisable at September 30, 2016	724,203	26.55	3.22	29,250

The weighted-average grant-date fair value of options granted during the nine months ended September 30, 2016 was $57.80.

The total intrinsic value of options exercised during the nine months ended September 30, 2016 was $32,939.

The options outstanding under the Company’s stock option plans as of September 30, 2016 have been separated into ranges of exercise price as follows:

Ranges of exercise price	Options outstanding as of September 30, 2016	Weighted average remaining contractual term	Weighted average exercise price	Options exercisable as of September 30, 2016	Weighted Average Exercise price of Options Exercisable
	Unaudited	(Years)	$	Unaudited	$
0.27	1,093,293	4.55	0.27	252,949	0.27
0.69	2,204	3.17	0.69	2,204	0.69
6.72 – 9.16	11,871	7.74	7.01	4,227	7.21
10.21 – 14.60	8,703	1.78	13.37	8,703	13.37
15.48 – 71.72	3,657	4.37	16.30	3,657	16.30
27.73 – 40.32	628,230	3.23	37.05	329,966	35.67
48.60 – 67.10	403,564	4.71	54.38	122,497	58.63

	2,151,522	4.20	21.27	724,203	26.55

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6: – SHAREHOLDERS’ EQUITY (Cont.)

A summary of the Company’s Restricted Stock Awards (“RSA”) and the Company’s Restricted Stock Units (“RSU”) activities and related information for the nine months ended September 30, 2016, is as follows:

Number of RSU*
Outstanding at January 1, 2016	753,205
Issued	647,875
Vested	(198,381)
Forfeited	(103,542)

Outstanding at September 30, 2016 (unaudited)	1,099,157

*)	NIS 1 par value which represents approximately $0.27

As of September 30, 2016, there was approximately $81,827 of unrecognized compensation expense related to non-vested stock options and restricted stock awards, expected to be recognized up to four years.

The total equity-based compensation expense related to all of the Company’s equity-based awards, recognized for the nine months ended September 30, 2016 and 2015, was comprised as follows:

	Nine months ended September 30,
	2016	2015
	Unaudited
Cost of revenues	5,105	2,374
Research and development, net	3,541	1,255
Selling and marketing	10,441	8,098
General and administrative	6,627	8,127

Total stock-based compensation expenses	25,714	19,854

b.	Treasury shares:

On February 15, 2011, November 2, 2011, October 31, 2012 and February 4, 2014 the Company’s Board of Directors authorized a program to repurchase up to $100,000 at each time (total of up to $400,000) of the Company’s issued and outstanding ordinary shares and ADRs. Repurchases may be made from time to time in the open market or in privately negotiated transactions and will be in accordance with applicable securities laws and regulations. The timing and amount of the repurchase transactions will be determined by management and may depend on a variety of factors, including market conditions, alternative investment opportunities and other considerations. The programs do not obligate the Company to acquire any particular amount of ordinary shares and ADRs and the program may be modified or discontinued at any time without prior notice.

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 6: – SHAREHOLDERS’ EQUITY (Cont.)

c.	Dividends:

On February 13, 2013, the Company announced that the Board of Directors had approved a dividend policy under which the Company intended to pay quarterly cash dividends to holders of its ordinary shares and ADRs subject to declaration by the Board. Under Israeli law, dividends may be paid only out of total accumulated retained profits and other surplus (as defined in the law) as of the most recent financial statements or as accrued over a period of the last two years, whichever is higher, provided that there is no reasonable concern that the dividend distribution will prevent the Company from meeting its existing and foreseeable obligations as they come due. Dividends are generally declared and paid in U.S. dollars, although the Company may pay such dividends in Israeli currency.

The total amount of dividend declared and paid during the nine months ended on September 30, 2016 was $0.48 per share.

NOTE 7: – REPORTABLE SEGMENTS

a.	Reportable segments:

ASC 280, Segment Reporting, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is its Chief Executive Officer.

During 2015, the Company divested its Physical Security as well as its Cyber and Intelligence operations, which were a major part of the Security Solutions segment, to allow it to focus on its core markets as part of the execution of its long-term strategy. Following this divestiture, the Company operates in the following operation-based segments: Customer Interactions Solutions provide data driven insights that enable businesses to deliver consistent and personalized experience to customers, and Financial Crime and Compliance Solutions provide real time and cross-channel fraud prevention, anti-money laundering, brokerage compliance and enterprise-wide case management.

	Nine months ended September 30, 2016
	Customer Interactions Solutions (1) (2)	Financial Crime and Compliance solutions	Not allocated	Total
Revenues	$519,312	$172,370	$—	$691,682

Operating income	$120,746	$50,648	$(74,334)	$97,060

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 7: – REPORTABLE SEGMENTS (Cont.)

	Nine months ended September 30, 2015
	Customer Interactions Solutions (1)	Financial Crime and Compliance solutions	Not allocated	Total
Revenues	$489,822	$163,487	$—	$653,309

Operating income	$137,582	$44,057	$(79,263)	$102,376

(1)	Includes the results of a certain operation which was formerly part of the Security Solutions segment which was retained following the divestiture mentioned above and integrated within the Customer Interactions Solutions.
(2)	Includes the results of Nexidia and VPI, which were integrated within the Customer Interactions Solutions (refer to Note 1(c) for further details).

The following presents long-lived assets of September 30, 2016 and December 31, 2015, based on operational segments:

	September 30, 2016	December 31, 2015
	Unaudited
Customer Interactions Solutions	$36,016	$24,707
Financial Crime and Compliance Solutions	12,056	11,013
Non-allocated	5,211	4,873

	$53,283	$40,593

NOTE 8: – NET EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

a.	Numerator:

	Nine months ended September 30,
	2016	2015
	Unaudited
Numerator for basic and diluted net earnings per share:

Net income from continuing operations available to ordinary shareholders	93,078	83,694
Net income (loss) from discontinued operations available to ordinary shareholders	(2,259)	117,744

Net income available to ordinary shareholders	90,819	201,438

NICE LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share data)

NOTE 8: – NET EARNINGS PER SHARE (Cont.)

b.	Denominator (in thousands):

	Nine months ended September, 30
	2016	2015
	Unaudited
Denominator for basic net earnings per share:
Weighted average number of shares	59,563	59,519

Effect of dilutive securities:
Add – Employee stock options	1,367	1,825

Denominator for diluted net earnings per share – adjusted weighted average shares	60,930	61,344

NOTE 9: – SUBSEQUENT EVENTS

On May 17, 2016, the Company has entered into a definitive agreement to acquire inContact, Inc. (“inContact”), a leading provider of cloud contact center software and agent optimization tools, for total consideration of approximately $1 billion, which included assumed indebtedness. The acquisition will enable the Company to offer a fully integrated and complete cloud contact center where companies can interact with customers. The closing of the acquisition occurred on November 14, 2016.

In connection with financing this acquisition, Nice Systems Inc., a fully owned subsidiary of the Company, has entered into a Credit Agreement with certain lenders, according to which the following credit facilities have been issued: 1) a term loan of $475 million and, 2) a revolving credit loan of $75 million. Refer to Note 1(c) (3) for further details.